[redacted]

FILE 82-4297

08006020

SEC
Mail Processing
Section

NOV 14 2008

Washington, DC
101

Re Rule 12 g3-2(b) submission by Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

November 5, 2008

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company on October 29th, and November 3rd and 5th, 2008.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KONECRANES PLC

Sanna Päivăniemi
IR Manager

PROCESSED
DEC 01 2008
THOMSON REUTERS

11/26

Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

KONECRANES PLC INTERIM REPORT October 29, 2008 at 10:00 a.m. Finnish time

GOOD ORDER INTAKE CONTINUED AND PROFITABILITY IMPROVED

Figures in brackets, unless otherwise stated, refer to the same period a year earlier

THIRD QUARTER HIGHLIGHTS
- Order intake was on a good level at EUR 515.9 million (506.4). Reported growth was 1.9 percent and growth at comparable currency rates was 5.4 percent.
- Order book at end September grew by 34.0 percent year-on-year and reached EUR 1,065.2 million (794.8).
- Order intake continued strong in Service and Standard Lifting but decreased as anticipated in Heavy Lifting.
- Sales grew by 22.6 percent to EUR 520.4 million (424.4). Growth at comparable currency rates was 28.9 percent.
- Operating profit was EUR 69.0 million (45.5), 13.3 percent of sales (10.7).

JANUARY-SEPTEMBER HIGHLIGHTS
- Orders received grew by 18.3 percent and totaled EUR 1,657.5 million (1,401.0). Growth at comparable currency rates was 23.7 percent.
- Sales grew by 18.3 percent and were EUR 1,452.1 million (1,227.0). Growth at comparable currency rates was 24.3 percent.
- Operating profit increased to EUR 172.3 million (114.4, excluding capital gain) and was 11.9 percent of sales (9.3, excluding capital gain).
- Profit before taxes was EUR 162.4 million (104.3, excluding capital gain).
- Earnings per share (diluted) was EUR 1.97 (1.21, excluding capital gain).

FUTURE PROSPECTS
- Full year 2008 sales growth target unchanged: sales targeted at 15 - 20 percent higher than in 2007.
- Full year 2008 operating margin target unchanged: to exceed previous year's level.
- Shortage of credit is affecting customer behavior; order intake in Q4 may be lower than in Q3.

KEY FIGURES	7-9/ 2008	7-9/ 2007	Change %	1-9/ 2008	1-9/ 2007	R12M	2007
Orders received, MEUR	515.9	506.4	1.9	1 657.5	1 401.0	2 128.5	1 872.0
Order book at end of period, MEUR	1 065.2	794.8	34.0	1 065.2	794.8		757.9
Sales total, MEUR	520.4	424.4	22.6	1 452.1	1 227.0	1 974.8	1 749.7
Operating profit, MEUR	69.0	45.5	51.5	172.3	114.4*	232.7	174.7*
Operating margin, %	13.3 %	10.7 %		11.9 %	9.3 %*	11.8 %	10.0 %*
Profit before taxes, MEUR	63.5	41.5	52.9	162.4	104.3*	219.2	161.2*
Net profit for the period, MEUR	45.4	29.5	54.0	116.6	73.6*	159.2	116.1*
Earnings per share, basic, EUR	0.77	0.49	56.6	1.99	1.23*	2.70	1.95*
Earnings per share, diluted, EUR	0.77	0.48	61.4	1.97	1.21*	2.68	1.92*
Gearing %				8.8 %	22.4 %		7.0 %
Return on capital employed %, Rolling 12 Months							

(R12M)			52.3 %	50.4 %
Average number of personnel during the period	9 051	7 905		8 005

* 2007 operating profit, operating margin, profit before taxes, net profit for the period and earnings per share figures are presented excluding the capital gain on the sale of real estate booked in Q2 2007, while other figures include the capital gain. Including the capital gain, the operating profit and profit before taxes are EUR 17.6 million higher, the net profit for the period is EUR 13.0 million higher, and earnings per share is EUR 0.22 higher than presented.

President and CEO Pekka Lundmark:

"We can be pleased with our third quarter results. In spite of the uncertainty in the world economy, our order intake remained at a good level. In fact, this quarter's orders were the third highest in our company's history. Delivery volumes grew fast, the product mix was favorable and we succeeded in controlling our costs well, and we can report a very satisfying 13.3 percent operating margin for the quarter.

As seen today, our order book looks healthy. We have received some order cancellations and requests for extended delivery times, but the effect so far on our business outlook is very small. However, should the credit market not stabilize in the near future, this situation could change. On the other hand, advance payments received represent approximately one fourth of our order book. This reduces the financial impact of order cancellations. The fact that we are almost debt-free is another valuable asset right now.

Even though our company is not immune to a general slowdown in the world economy, there are several ways to seek continued growth even when the times get tougher. Many customers are interested in large scale maintenance service outsourcing deals when times are bad, simply to improve productivity and reduce costs. Several infrastructure related customer segments where we have a strong position, such as power generation, transportation and waste handling, are also likely to continue investments in a downturn. There are still several geographical markets in the world where we do not have sufficient coverage. We intend to continue to increase our market share organically, but a weak economy typically also opens up attractive opportunities for acquisitions at reasonable prices. And finally, we have plans to widen our product and service offering through important launches during the upcoming quarters. The extent to which these items will be able to compensate the effects of the downturn depends largely on how severe the dip in the economy is and how long it lasts."

KONECRANES'S JANUARY - SEPTEMBER 2008 INTERIM REPORT

MARKET REVIEW

General uncertainty has been increasing in the overall economic environment since the beginning of the year. The financial crisis that escalated in the latter part of the third quarter has spread fears of a severe economic slowdown in the world economy. However, during the past nine months, the effects of this development were not yet notably visible in the demand for lifting equipment and services, even if towards the end of the reporting period there were signs of declining industrial activity and confidence in certain markets.

In fact, during the third quarter, activity in most of the customer segments - especially in steel and other metals, power, petrochemical, mining and

waste-to-energy - remained strong. On the other hand, activity in the pulp & paper and automotive industries remained low globally and general manufacturing was showing some signs of softening. In the ports sector activity continued to be slow in the Americas and shipyards began to show some softening in the APAC area as well. However, even if the uncertainty was not yet directly visible in the demand for lifting equipment and services, it gradually began to be reflected in customer behavior in terms of slower decision making. This cautiousness was more pronounced with smaller customers than at larger companies.

During the third quarter, input costs, especially for steel, labor and transportation, continued to rise. After the end of the reporting period raw material prices, especially for steel, have begun to decline.

Note: Unless otherwise stated, the figures in brackets in the sections below refer to the same period in the previous year.

ORDERS RECEIVED

January-September orders received totaled EUR 1,657.5 million (1,401.0) representing growth of 18.3 percent. Orders received increased in Service by 5.9 percent, in Standard Lifting by 23.4 percent and in Heavy Lifting by 25.1 percent compared with a year earlier.

Third-quarter order intake was on a good level at EUR 515.9 million (506.4). Order intake growth continued strong in Service and Standard Lifting and in the process crane segment of the Business Area Heavy Lifting. However, low orders in port equipment in Americas and in shipyards in APAC depressed the total Heavy Lifting orders.

Regionally, solid growth in order intake continued in EMEA in all Business Areas. In APAC, total orders received increased despite the decline in Heavy Lifting as a result of good development both in Service and especially in Standard Lifting. In Americas, order intake remained strong in Service and Standard Lifting as well as in the process crane segment of Heavy Lifting.

In the third quarter, orders from emerging markets accounted for slightly more than one third of order intake, compared with approximately 40 percent in the second quarter. Main reason for the decrease from the second quarter was the timing of Heavy Lifting orders from Russia.

ORDER BOOK

The value of the order book at end September totaled EUR 1,065.2 million. The order book increased slightly from the second quarter when it stood at EUR 1,027.7 million. Service accounted for EUR 151.6 million (14 percent), Standard Lifting for EUR 418.2 million (38 percent) and Heavy Lifting for EUR 531.7 million (48 percent) of the total end September order book.

SALES

Group sales in January-September grew by 18.3 percent and totaled EUR 1,452.1 million (1,227.0). Higher prices accounted for less than 5 percentage points of the sales growth.

Third quarter sales grew by 22.6 percent and were EUR 520.4 million (424.4). Service sales grew by 8.1 percent, Standard Lifting by 26.5 percent and Heavy Lifting by 39.6 percent compared with the corresponding period in 2007.

At end September, calculated for rolling 12 months, the regional breakdown was as follows: EMEA 57 (52), Americas 29 (35) and APAC 14 (13) percent.

Net sales by region, MEUR	7-9/ 2008	7-9/ 2007	Change percent	Change % at comp. currency rates	1-9/ 2008	1-9/ 2007	R12M	2007
EMEA	298.1	238.6	24.9	27.5	827.2	653.8	1,124.9	951.4
AME	144.1	135.4	6.5	19.2	413.6	430.2	573.1	589.7
APAC	78.3	50.4	55.3	59.9	211.3	143.0	276.8	208.6
Total	520.4	424.4	22.6	28.9	1,452.1	1,227.0	1,974.8	1,749.7

CURRENCY RATE EFFECT

Year-on-year order intake growth in January-September at comparable currency rates was 23.7 percent whereas the reported growth was 18.3 percent. The corresponding growth figures for sales were 24.3 and 18.3 respectively.

In the third quarter Group order intake growth at comparable currency rates was 5.4 whereas the reported growth was 1.9 percent. The third quarter growth figures for sales were 28.9 and 22.6, respectively. Of the Business Areas, Service was most affected by the stronger euro rate, with order growth of 16.8 percent and sales growth of 16.1 percent at comparable currency rates, compared with 9.9 and 8.1 respectively in reported growth. Of the regions, the impact was largest in the Americas region, with sales increasing by 19.2 percent at comparable currency rates, compared with the increase of 6.5 percent in reported sales.

The impact of changes in currency rates reduced the Group's operating margin by approximately 1 percentage point in both January-September and the third quarter compared with the same periods a year earlier.

FINANCIAL RESULT

The consolidated operating profit in January-September totaled EUR 172.3 million (114.4, excluding capital gain). Operating profit increased by EUR 57.9 million and the consolidated operating margin rose to 11.9 percent (9.3, excluding capital gain).

Third-quarter operating profit rose to EUR 69.0 million (45.5) and the operating margin was 13.3 percent (10.7). All Business Areas contributed to the increase. The operating margin was on a good level of 14.5 percent in Service (14.3). Operating margin in Standard Lifting rose to a very good level of 18.4 percent (15.4) and improved substantially in Heavy Lifting to 9.0 percent (3.3). The net effect of higher prices and input costs in the third quarter was flat.

The share of associated companies' and joint ventures' result, and net financial expenses totaled EUR -9.9 million (-10.0) in January-September.

January-September profit before taxes was EUR 162.4 million (104.3, excluding capital gain).

Income taxes in January-September were EUR -45.8 million (-30.8, excluding capital gain). The Group's effective tax rate was 28.2 percent (29.5, excluding capital gain).

Net profit for January-September was EUR 116.6 million (73.6, excluding capital gain).

Diluted earnings per share for January-September were EUR 1.97 (1.21, excluding capital gain).

On a rolling twelve-month basis, return on capital employed was 52.3 percent (37.7, excluding capital gain) and return on equity 49.6 percent (43.2, excluding capital gain).

Balance Sheet

The consolidated balance sheet, which at end September stood at EUR 1,179.8 million, was EUR 209.8 million higher than at 30 September 2007 and EUR 222.9 million higher than at year-end 2007. Total equity at the end of the report period was EUR 354.6 million (287.1).

From the end of the second quarter 2008 net working capital increased by EUR 7.8 million to EUR 243.1 million at end September. Increase in net working capital was mainly due to increase in inventories.

Cash Flow and Financing

Net cash flow from operating activities in January-September was EUR 73.6 million (86.6), representing EUR 1.24 per diluted share (1.43). In the third quarter, net cash flow from operating activities was EUR 51.4 million (52.1).

Interest-bearing net debt decreased to EUR 31.1 million from EUR 73.6 million at end June. Interest-bearing net debt at end December 2007 was EUR 19.7 million. The solidity was 38 percent (35.4) and gearing 8.8 percent (22.4).

The Group has a EUR 200-million committed back-up financing facility to secure running liquidity. At 30 September, none of this was in use. The amount in use at year-end 2007 was EUR 27.2 million.

Total equity attributable to equity holders of the parent company at 30 September was EUR 353.0 million (287.1) or EUR 6.00 per share (4.78). Konecranes paid its shareholders dividends amounting to EUR 46.8 million or EUR 0.80 per share in March, 2008.

CAPITAL EXPENDITURE

January-September capital expenditure excluding acquisitions amounted to EUR 18.8 million (18.1). This amount consisted mainly of replacement or capacity expansion investments on machines, equipment and information technology. Capital expenditure including acquisitions was EUR 35.2 million (35.3).

Third quarter capital expenditure excluding acquisitions was EUR 9.1 million (5.3) and including acquisitions EUR 11.3 million (17.1).

ACQUISITIONS

During January-September, EUR 16.4 million was spent on a total of nine acquisitions. Net assets of the acquired companies were recorded at EUR 12.7 million and goodwill of EUR 3.7 million was booked from the acquisitions. During the third quarter EUR 2.2 million was spent on three acquisitions mainly to support the Service strategy. Non-organic growth both in January-September and in the third quarter sales was approximately 3 percentage points.

PERSONNEL

In January-September the Group employed an average of 9,051 people (7,905). At 30 September, the headcount was 9,602 (8,284). At end September, the number of personnel by Business Area were as follows: Service 5,261 employees (4,390), Standard Lifting 2,669 employees (2,412), Heavy Lifting 1,393 employees (1,269) and Group staff 279 (213). The Group had 5,522 employees (4,677) working in EMEA, 2,569 (2,432) in the Americas and 1,511 (1,175) in the APAC region.

BUSINESS AREAS

Change in reporting method

As of January 1, 2008 all the services and spare parts business is reported in the Service Business Area. The Business Area figures for 2007 have been restated for better comparability.

Service

	7-9/ 2008	7-9/ 2007	Change percent	1-9/ 2008	1-9/ 2007*	R12M	2007*
Orders received, MEUR	170.1	154.8	9.9	498.9	470.9	651.3	623.4
Order book, MEUR	151.6	122.8	23.5	151.6	122.8		109.3
Sales, MEUR	187.2	173.2	8.1	533.7	503.0	722.8	692.2
Operating profit, MEUR	27.1	24.7	9.7	72.8	64.3	100.4	91.9
Operating margin, %	14.5 %	14.3 %		13.6 %	12.8 %	13.9 %	13.3 %
Personnel	5 261	4 390	19.8	5 261	4 390		4 436

*The operating profit and operating margin are presented excluding the EUR 0.8 million capital gain booked in Q2 2007.

January-September orders received totaled EUR 498.9 million (470.9), showing growth of 5.9 percent. The order book increased to EUR 151.6 million (122.8) at end September representing growth of 23.5 percent. Sales in the report period rose by 6.1 percent to EUR 533.7 million (503.0). Operating profit was EUR 72.8 million (64.3) and the operating margin 13.6 percent (12.8).

The contract base developed favorably, in terms of both value and number of units. The total number of equipment included in the maintenance contract base increased to 375,605 at end September from 287,460 a year before. The annual value of the contract base increased to EUR 122 million from EUR 104 million respectively. During the third quarter, in addition to organic growth, approximately 39,000 units were added to the contract base mainly due to reviewing and restating the contract base in P&H.

Third quarter order intake grew by 9.9 percent and totaled EUR 170.1 million (154.8). Order intake was good in all regions but especially in the APAC and EMEA areas. Compared with the second quarter 2008, order intake was slightly down mainly due to slower orders for modernizations.

Third-quarter sales totaled EUR 187.2 million (173.2), representing growth of 8.1 percent compared with a year before. Of the regions, sales grew most in EMEA. The operating profit rose to EUR 27.1 million (24.7), and the operating margin to 14.5 percent (14.3).

The number of service technicians at end September was 3,614, which is 461 and 15 percent more than at end September 2007. Since end December 2007 the number of technicians has increased by 433 or 14 percent. In January-September 2008, the number of technicians increased through acquisitions by 224.

Standard Lifting

	7-9/ 2008	7-9/ 2007	Change percent	1-9/ 2008	1-9/ 2007*	R12M	2007*
Orders received, MEUR	223.1	188.2	18.5	690.1	559.1	874.3	743.3
Order book, MEUR	418.2	267.7	56.2	418.2	267.7		270.9
Sales, MEUR	206.7	163.4	26.5	579.0	452.0	765.8	638.9
Operating profit, MEUR	38.1	25.1	51.6	99.8	61.4	128.8	90.4

Operating margin, %	18.4 %	15.4 %		17.2 %	13.6 %	16.8 %	14.2 %
Personnel	2 669	2 412	10.7	2 669	2 412		2 479

*The operating profit and operating margin are presented excluding the EUR 8.9 million capital gain booked in Q2 2007.

January-September orders received totaled EUR 690.1 million (559.1), showing growth of 23.4 percent. The order book increased to EUR 418.2 million (267.7) at end September representing growth of 56.2 percent. The order book corresponds to more than five months of sales. Sales rose by 28.1 percent to EUR 579.0 million (452.0). Operating profit was EUR 99.8 million (61.4) and operating margin 17.2 percent (13.6).

Order intake in the third quarter grew by 18.5 percent and totaled EUR 223.1 million (188.2). Order intake grew in all regions but as a percentage growth was highest in APAC. Compared with the second quarter 2008, order intake declined somewhat, mainly due to slower demand in EMEA. Third-quarter sales totaled EUR 206.7 million (163.4), representing 26.5 percent growth. The operating profit increased to EUR 38.1 million (25.1) and the operating margin to 18.4 percent (15.4). As in the second quarter, the product mix continued to favor components, which was also visible in the high profitability.

Heavy Lifting

	7-9/ 2008	7-9/ 2007	Change percent	1-9/ 2008	1-9/ 2007*	R12M	2007*
Orders received, MEUR	159.1	191.8	-17.1	569.6	455.1	734.9	620.4
Order book, MEUR	531.7	434.3	22.4	531.7	434.3		406.1
Sales, MEUR	160.5	115.0	39.6	439.6	351.3	623.9	535.7
Operating profit, MEUR	14.5	3.8	277.5	34.8	16.6	49.8	31.6
Operating margin, %	9.0 %	3.3 %		7.9 %	4.7 %	8.0 %	5.9 %
Personnel	1 393	1 269	9.8	1 393	1 269		1 272

*The operating profit and operating margin are presented excluding the EUR 7.9 million capital gain booked in Q2 2007.

January-September orders received totaled EUR 569.6 million (455.2), showing growth of 25.1 percent. The order book increased to EUR 531.7 million (434.3) at end September representing growth of 22.4 percent. The order book corresponds to about 10 months of sales. Sales rose by 25.1 percent to EUR 439.6 million (351.3). Operating profit was EUR 34.8 million (16.6) and operating margin 7.9 percent (4.7).

Order intake in the third quarter was 17.1 percent less than a year ago and totaled EUR 159.1 million (191.8). Order intake in lift trucks and process cranes continued strong in all regions, but the total orders received decreased due to low orders for port and shipyard cranes. Compared with the second quarter 2008, order intake was stable for process cranes but declined substantially for port equipment. Third-quarter sales totaled EUR 160.5 million (115.0), representing 39.6 percent growth. The operating profit increased to EUR 14.5 million (3.8) and the operating margin rose to 9.0 percent (3.3). Improvement in the margin was supported by favorable product mix as well as the fact that the margin a year before was burdened by supply chain bottlenecks and cost overruns in some projects.

Group Overhead

Unallocated Group overhead costs in the reporting period were EUR -31.4 million (-24.6), representing 2.2 percent of sales (2.0).

SHARE CAPITAL, SHARES AND STOCK OPTIONS

The company's registered share capital at 30 September 2008 totaled EUR 30.1 million. At 30 September 2008, the number of shares including treasury shares totaled 61,424,020. In January 2008, EUR 1.6 million was used for repurchases of own shares on the basis of the authorization of the 2007 AGM and the decision of Konecranes Board in 2007. At 30 September, Konecranes held a total of 2,542,600 treasury shares, which corresponds to 4.1 percent of the total number of shares and which at that date had a market value of EUR 42.2 million.

The AGM in March 2008 authorized the Board of Directors to resolve to repurchase a maximum of 6,097,878 of the company's own shares. The authorization is valid until the next Annual General Meeting of Shareholders, however no longer than until 12 September 2009. The Board of Directors did not exercise this authorization to buy own shares during the report period.

The AGM in March 2008 authorized the Board of Directors to resolve upon share issue as well as upon issue of stock option rights, convertible bonds and other special rights entitling to shares. Shares issued on the basis of the authorization are new shares of the company. The authorization is limited to issuance of a maximum of 12,195,756 shares. The authorization does not concern resolving upon a personnel stock option plan. Details of the authorization are explained in more detail in the release covering the resolutions of the AGM, which is available on the company's website at www.konecranes.com.

Pursuant to Konecranes' stock option plans, 52,600 new shares were subscribed for and registered in the Finnish Trade Register during the third quarter. As a result of these subscriptions, the total number of Konecranes shares increased to 61,424,020 shares.

The outstanding stock options at the end of September entitle holders to subscribe a total of 2,599,700 shares. The terms and conditions of the stock option programs are available on Konecranes' website at www.konecranes.com.

MARKET CAPITALIZATION AND TRADING VOLUME

The closing price for Konecranes Plc's shares on 30 September, 2008 was EUR 16.61. The volume-weighted average share price in January-September was EUR 23.37, the highest price being EUR 32.50 in May and the lowest EUR 15.40 in September. In January-September, the trading volume totaled 134 million Konecranes Plc's shares, corresponding to a turnover of approximately EUR 3,124 million and an annualized turnover rate of approximately 290 percent of the total number of outstanding shares. The daily average trading volume was 701,275 shares, representing a daily average turnover of EUR 16.4 million.

On 30 September, 2008, the total market capitalization of Konecranes Plc's shares was EUR 1,020.3 million, including treasury shares held by the company.

FLAGGING NOTIFICATIONS

Barclay Global Investors UK Holdings Ltd informed Konecranes that the total number of shares owned by the group totaled 3,444,786 on February 28, 2008, corresponding to 5.64 percent of the paid up share capital of Konecranes.

No other disclosures of changes in holdings were received during the report period.

EVENTS AFTER THE END OF THE REPORTING PERIOD

Barclay Global Investors UK Holdings Ltd informed Konecranes that the total number of shares owned by the group totaled 2,999,322 on October 9, 2008, corresponding to 4.88 percent of the paid up share capital of Konecranes.

Ilmarinen Mutual Pension Insurance Company informed Konecranes that the total number of shares owned by the group totaled 3,126,689 on October 16, 2008, corresponding to 5.09 percent of the paid up share capital of Konecranes.

No other disclosures of changes in holdings were received until the release of this report.

SHORT-TERM RISKS

We have assessed that the principal short-term risks and uncertainties relate to general developments in the world economy, and to the prices and availability of certain components.

If the turmoil in the financial markets develops into a widespread shortage of credit and thus into a general global economic downturn, demand for Konecranes's products and services could be affected and potentially lead to postponed projects, cancellations of orders and credit losses.

Currency rate fluctuations can significantly affect the company's performance. The USD/EUR exchange rate has the largest impact on financial performance through a combination of the translational effect and transactional exposure. The combined impact of a depreciation of one percentage point in the USD/EUR rate is somewhat more than EUR -1 million in operating profit annually, excluding the effect of currency hedging.

FUTURE PROSPECTS

The underlying demand for lifting equipment and services is solid but the effects of the financial crisis have started to become visible. In the fourth quarter specifically, fears of a shortage of credit are affecting customer behavior so that the order intake in the fourth quarter may be lower than in the third quarter 2008.

However, Konecranes is well equipped to face the uncertainty in the world economy. The high share of its business is in services, which are considered to be more stable also in a slower economic environment, and almost half of the new equipment business comes from emerging markets. Konecranes also has a strong financial position which is highly appreciated by customers.

The financial outlook for 2008 is unchanged. Konecranes targets the full year sales to increase by 15-20 percent compared with 2007. The operating margin is targeted to exceed the comparable level of 10.0 percent (excluding capital gain) achieved in 2007.

This interim report is unaudited.

Helsinki, 29 October, 2008
Konecranes Plc
Board of Directors

Disclaimer

It should be noted that certain statements in this report, which are not historical facts, including, without limitation, those regarding
- expectations for general economic development and market situation,
- expectations for general developments in the industry,

- expectations regarding customer industry profitability and investment willingness,
- expectations for company growth, development and profitability,
- expectations regarding market demand for the company's products and services,
- expectations regarding the successful completion of acquisitions on a timely basis and our ability to achieve the set targets and synergies,
- expectations regarding competitive conditions,
- expectations regarding cost savings,
- and statements preceded by "believes," "expects," "anticipates," "foresees" or similar expressions,

are forward-looking statements. These statements are based on current expectations, decisions and plans and currently known facts. Therefore, they involve risks and uncertainties, which may cause actual results to materially differ from the results currently expected by the company. Such factors include, but are not limited to,

- general economic conditions, including fluctuations in exchange rates and interest levels,
- the competitive situation, especially significant products or services developed by our competitors,
- industry conditions,
- the company's own operating factors, including the success of production, product development, project management, quality, and timely delivery of our products and services and their continuous development,
- the success of pending and future acquisitions and restructurings.

SUMMARY FINANCIAL STATEMENTS AND NOTES

Accounting Principles

The presented financial information is prepared accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the EU.
Konecranes applies the same accounting policies as were applied in the 2007 annual financial statements, except for the change in Segment reporting. The change in the Segment reporting method is that the non-Konecranes branded spare parts business is included in the Service Business area, where previously it was reported in Standard and Heavy Lifting. The spare part business for Konecranes-branded products was included in the Service Business area as of 2007. The 2007 comparison figures according to the new reporting structure are restated accordingly.

The key figures in this interim financial report are calculated with same accounting principles than in year 2007 annual financial statements. The calculation rules of key figures are presented in the financial statements of the previous year.

The figures presented in the tables below have been rounded to one decimal, which should be taken into account when reading the sum figures.

CONSOLIDATED STATEMENT OF INCOME - IFRS

EUR million	7-9/ 2008	7-9/ 2007	1-9/ 2008	1-9/ 2007*	Change	1-12/ 2007*
Sales	520,4	424,4	1 452,1	1 227,0	18,3	1 749,7
Other operating income	0,5	0,6	2,4	19,5		20,3
Depreciation and impairments	-6.7	-5.7	-19.3	-17.8		-24.6
Other operating expenses	-445.3	-373.8	-1 262.9	-1 096.8		-1 553.1

Operating profit	69.0	45.5	172.3	131.9	30.6	192.3
Share of associate companies' and joint ventures' result	-0.8	0.4	-0.4	0.7		0.7
Financial income and expenses	-4.6	-4.3	-9.4	-10.7		-14.3
Profit before taxes	63.5	41.5	162.4	121.9	33.2	178.8
Taxes	-18.1	-12.0	-45.8	-35.4		-49.6
Net profit for the period	45.4	29.5	116.6	86.6	34.7	129.2
Net profit for the period attributable to:						
Shareholders of the parent company	45.4	29.5	116.5	86.6		129.2
Minority interest	0.0	0.0	0.1	0.0		0.0
Earnings per share, basic (EUR)	0.77	0.49	1.99	1.45	36.9	2.17
Earnings per share, diluted (EUR)	0.77	0.48	1.97	1.43	38.2	2.13

*The income statement is presented including the capital gain on the sale of real estate booked in Q2 2007.

CONSOLIDATED BALANCE SHEET - IFRS
EUR million

ASSETS	30.9.2008	30.09.2007	31.12.2007
Non-current assets			
Goodwill	59.8	58.4	56.8
Other intangible assets	63.5	61.1	59.4
Property, plant and equipment	66.3	59.4	61.9
Advance payments and construction in progress	4.4	5.1	4.7
Investments accounted for using the equity method	3.6	6.7	6.3
Available-for-sale investments	2.2	2.4	2.4
Long-term loans receivable	1.5	1.0	1.7
Deferred tax assets	31.2	28.1	24.9
Total non-current assets	232.4	222.2	218.0
Current assets			
Inventories			
Raw material and semi-manufactured goods	143.7	106.2	105.3
Work in progress	191.1	137.2	129.9
Advance payments	24.8	25.0	16.0
Total inventories	359.6	268.3	251.2
Accounts receivable	372.2	307.9	328.0
Loans receivable	0.7	0.3	0.2
Other receivables	28.5	23.2	18.9
Deferred assets	111.4	90.8	84.6
Cash and cash equivalents	75.1	57.3	56.0
Total current assets	947.4	747.8	738.9
TOTAL ASSETS	1 179.8	970.1	956.9

EQUITY AND LIABILITIES	30.9.2008	30.09.2007	31.12.2007
Equity attributable to equity holders of the parent company			
Share capital	30.1	30.1	30.1
Share premium account	39.3	39.3	39.3

Share issues	0.1	0.0	0.0
Fair value reserves	2.5	4.2	3.3
Translation difference	-12.8	-9.2	-12.9
Paid in capital	6.0	5.6	4.7
Retained earnings	171.2	130.4	87.0
Net profit for the period	116.5	86.6	129.2
Total equity attributable to equity holders of the parent company	353.0	287.1	280.7
Minority interest	1.5	0.1	0.1
Total equity	354.6	287.1	280.8
Non-current liabilities			
Interest-bearing liabilities	34.5	74.2	45.7
Other long-term liabilities	57.0	57.6	57.3
Deferred tax liabilities	18.0	19.9	15.8
Total non-current liabilities	109.5	151.8	118.8
Provisions	41.8	30.5	37.2
Current liabilities			
Interest-bearing liabilities	74.0	48.6	31.8
Advance payments received	245.8	158.7	179.1
Progress billings	6.8	2.0	2.7
Accounts payable	114.5	98.5	120.4
Other short-term liabilities (non-interest bearing)	24.5	25.2	22.8
Accruals	208.3	167.6	163.3
Total current liabilities	673.9	500.7	520.1
Total liabilities	825.2	682.9	676.1
TOTAL EQUITY AND LIABILITIES	1 179.8	970.1	956.9

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - IFRS

	Equity attributable to equity holders of the parent company				
EUR million	Share capital	Share premium account	Share issues	Fair value reserves	Translation difference
Balance at 1 January, 2008	30.1	39.3	0.0	3.3	-12.9
Option exercised					
Share issue			0.1		
Dividends paid to equity holders					
Dividends paid to minority interest					
Cash flow hedge				-0.8	
Translation difference					0.1
Share based payments recognized against equity					
Purchase of treasury shares					
Business combinations					
Net profit for the period					
Balance at 30 September, 2008	30.1	39.3	0.1	2.5	-12.8

Balance at 1 January, 2007	30.0	39.0	0.0	3.7	-5.8
Option exercised	0.0	0.3			
Share issue					
Dividends paid to equity holders					
Cash flow hedge				0.5	
Translation difference					-3.4
Share based payments recognized against equity					
Purchase of treasury shares					
Business combinations					
Minority interest					
Net profit for the period					
Balance at 30 September, 2007	30.1	39.3	0.0	4.2	-9.2

	Equity attributable to equity holders of the parent company				
EUR million	Paid in Capital	Retained earnings	Total	Minority interest	Total equity
Balance at 1 January, 2008	4.7	216.2	280.7	0.1	280.8
Option exercised	2.9		2.9		2.9
Share issue			0.1		0.1
Dividends paid to equity holders		-46.8	-46.8		-46.8
Dividends paid to minority interest			0.0	-0.1	-0.1
Cash flow hedge			-0.8		-0.8
Translation difference			0.1		0.1
Share based payments recognized against equity		1.8	1.8		1.8
Purchase of treasury shares	-1.6		-1.6		-1.6
Business combinations			0.0	1.5	1.5
Net profit for the period		116.5	116.5	0.1	116.6
Balance at 30 September, 2008	6.0	287.7	353.0	1.5	354.6

Balance at 1 January, 2007	0.5	156.3	223.7	0.1	223.7
Option exercised	5.1		5.5		5.5
Share issue			0.0		0.0
Dividends paid to equity holders		-26.7	-26.7		-26.7
Cash flow hedge			0.5		0.5
Translation difference			-3.4		-3.4
Share based payments recognized against equity		0.9	0.9		0.9
Purchase of treasury shares			0.0		0.0
Business combinations			0.0		0.0
Minority interest			0.0	0.0	0.0

Net profit for the period		86.6	86.6		86.6
Balance at 30 September, 2007	5.6	217.0	287.1	0.1	287.1

CONSOLIDATED CASH FLOW STATEMENT - IFRS

EUR million	1-9/2008	1-9/2007	1-12/2007
Cash flow from operating activities			
Net profit for the period	116.6	86.6	129.2
Adjustments to net profit for the period			
Taxes	45.8	35.4	49.6
Financial income and expenses	9.7	10.7	14.5
Share of associate companies' and joint ventures' result	0.4	-0.7	-0.7
Dividend income	-0.3	0.0	-0.2
Depreciation and impairments	19.3	17.8	24.6
Profits and losses on sale of fixed assets	0.3	-17.8	-18.0
Other adjustments	0.2	-0.4	-0.2
Operating income before change in net working capital	192.0	131.6	198.7
Change in interest-free short-term receivables	-52.5	4.9	-14.9
Change in inventories	-100.2	-41.9	-28.3
Change in interest-free short-term liabilities	91.8	32.1	77.6
Change in net working capital	-60.9	-4.8	34.4
Cash flow from operations before financing items and taxes	131.1	126.7	233.2
Interest received	2.7	1.7	2.2
Interest paid	-5.0	-9.1	-10.8
Other financial income and expenses	-4.0	-1.7	-0.4
Income taxes paid	-51.2	-31.0	-40.7
Financing items and taxes	-57.5	-40.1	-49.7
Net cash from operating activities	73.6	86.6	183.5
Cash flow from investing activities			
Acquisition of Group companies, net of cash	-10.1	-13.5	-13.8
Acquisition of shares in associated companies	0.0	0.0	0.0
Investments in other shares	-0.2	-0.5	-0.5
Capital expenditures	-18.5	-15.8	-22.5
Proceeds from sale of fixed assets	0.7	31.8	32.3
Dividends received	0.3	0.0	0.2
Net cash used in investing activities	-27.8	2.0	-4.4
Cash flow before financing activities	45.8	88.6	179.1
Cash flow from financing activities			
Proceeds from options exercised and share issues	3.0	5.5	6.7
Purchase of treasury shares	-2.5	0.0	-46.0
Proceeds from long-term borrowings	40.0	-49.3	100.1
Repayments of long-term borrowings	-52.9	0.0	-177.8
Proceeds from (+), payments of (-) short-			

term borrowings	33.0	-3.5	-20.8
Change in long-term receivables	0.2	0.0	-1.3
Change in short-term receivables	-0.5	-0.7	0.0
Dividends paid to equity holders of the parent	-46.8	-26.7	-26.7
Dividends paid to minority interest	-0.1	0.0	0.0
Net cash used in financing activities	-26.6	-74.7	-165.8
Translation differences in cash	-0.1	-1.0	-1.7
Change of cash and cash equivalents	19.2	13.0	11.6
Cash and cash equivalents at beginning of period	56.0	44.4	44.4
Cash and cash equivalents at end of period	75.1	57.3	56.0
Change of cash and cash equivalents	19.2	13.0	11.6

The effect of changes in exchange rates has been eliminated by converting the beginning balance at the rates current on the last day of the year.

SEGMENT INFORMATION

1. BUSINESS SEGMENTS

The 2007 comparison figures by Business Area according to the new reporting structure are presented in the table below.

	Re-stated Q1/07	Re-stated Q2/07	Re-stated Q3/07	Re-stated Q4/07	Re-stated 2007*	Reported 2007*
Service						
Orders received, MEUR	159.0	157.2	154.8	152.4	623.4	563.0
Sales, MEUR	163.2	166.7	173.2	189.1	692.2	628.6
Operating profit (EBIT), MEUR	18.5	21.1	24.7	27.6	91.9	78.7
Operating margin, %	11.3	12.7	14.3	14.6	13.3	12.5
Standard Lifting						
Orders received, MEUR	183.4	187.5	188.2	184.2	743.3	793.8
Sales, MEUR	131.8	156.8	163.4	186.9	638.9	692.6
Operating profit (EBIT), MEUR	14.3	21.9	25.1	29.0	90.4	101.2
Operating margin, %	10.9	14.0	15.4	15.5	14.2	14.6
Heavy Lifting						
Orders received, MEUR	114.9	148.4	191.8	165.3	620.4	633.9
Sales, MEUR	110.6	125.8	115.0	184.4	535.7	549.0
Operating profit (EBIT), MEUR	7.3	5.5	3.8	15.0	31.6	34.0
Operating margin, %	6.6	4.4	3.3	8.1	5.9	6.2

*Operating profit (EBIT) and margin, excluding the EUR 17.6 million capital gain booked in Q2 2007.

EUR million Orders received by Business Area	1-9/ 2008	% of total	1-9/ 2007	% of total	1-12/ 2007	% of total
Service 1)	498.9	28	470.9	32	623.4	31
Standard Lifting	690.1	39	559.1	38	743.3	37
Heavy Lifting	569.6	32	455.1	31	620.4	31

./. Internal	-101.1		-84.2		-115.1	
Total	1 657.5	100	1 401.0	100	1 872.0	100
1) Excl. Service Contract Base						

	30.9. 2008	% of total	30.09. 2007	% of total	31.12.2 007	% of total
Order book total 2)						
Service	151.6	14	122.8	15	109.3	14
Standard Lifting	418.2	38	267.7	32	270.9	34
Heavy Lifting	531.7	48	434.3	53	406.1	52
./. Internal	-36.4		-29.9		-28.4	
Total	1 065.2	100	794.8	100	757.9	100
2) Percentage of completion deducted						

Sales by Business Area	1-9/ 2008	% of total	1-9/ 2007	% of total	1-12/ 2007	% of total
Service	533.7	34	503.0	39	692.2	37
Standard Lifting	579.0	37	452.0	35	638.9	34
Heavy Lifting	439.6	28	351.3	27	535.7	29
./. Internal	-100.2		-79.4		-116.9	
Total	1 452.1	100	1 227.0	100	1 749.7	100

Operating profit (EBIT) by Business Area without gain on the sale of real estate	1-9/ 2008			1-9/ 2007		1-12/ 2007
	MEUR	EBIT %	MEUR	EBIT %	MEUR	EBIT %
Service	72.8	13.6	64.3	12.8	91.9	13.3
Standard Lifting	99.8	17.2	61.4	13.6	90.4	14.2
Heavy Lifting	34.8	7.9	16.6	4.7	31.6	5.9
Group costs	-31.4		-24.6		-36.8	
Consolidation items	-3.7		-3.3		-2.3	
Total	172.3	11.9	114.4	9.3	174.7	10.0

Total operating profit (EBIT) by Business Area	1-9/ 2008		1-9/ 2007		1-12/ 2007	
	MEUR	EBIT %	MEUR	EBIT %	MEUR	EBIT %
Service	72.8	13.6	65.1	12.9	92.7	13.4
Standard Lifting	99.8	17.2	70.3	15.6	99.3	15.5
Heavy Lifting	34.8	7.9	24.5	7.0	39.5	7.4
Group costs	-31.4		-24.6		-36.8	
Consolidation items	-3.7		-3.3		-2.3	
Total	172.3	11.9	131.9	10.8	192.3	11.0

Personnel by Business Area (at the end of the period)	30.9. 2008	% of total	30.09. 2007	% of total	31.12. 2007	% of total
Service	5 261	55	4 390	53	4 436	53
Standard Lifting	2 669	28	2 412	29	2 479	29
Heavy Lifting	1 393	15	1 269	15	1 272	15
Group staff	279	3	213	3	217	3
Total	9 602	100	8 284	100	8 404	100

2. GEOGRAPHICAL SEGMENTS

EUR million

Sales by market	1-9/ 2008	% of total	1-9/ 2007	% of total	1-12/ 2007	% of total
Europe-Middle East-						

Africa (EMEA)	827.2	57	653.8	53	951.4	54
Americas (AME)	413.6	28	430.2	35	589.7	34
Asia-Pacific (APAC)	211.3	15	143.0	12	208.6	12
Total	1 452.1	100	1 227.0	100	1 749.7	100

NOTES:

KEY FIGURES	1-9/2008	1-9/2007	Change %	1-12/2007
Earnings per share, basic (EUR)	1.99	1.45	37.0	2.17
Earnings per share, diluted (EUR)	1.97	1.43	38.3	2.13
Return on capital employed %, Rolling 12 Months (R12M)	52.3	42.0	24.5	50.4
Return on equity %, Rolling 12 Months (R12M)	49.6	47.5	4.4	51.2
Equity per share, EUR	6.00	4.78	25.5	4.80
Current ratio	1.3	1.4	-7.1	1.3
Gearing %	8.8	22.4	-60.7	7.0
Solidity %	38.0	35.4	7.3	36.1
EBITDA	191.6	149.7	28.0	217.0
Investments total (excl. acquisitions), EUR million	18.8	18.1	3.9	25.2
Interest-bearing net debt, EUR million	31.1	64.2	-51.5	19.7
Net working capital, EUR million	243.1	215.8	12.6	166.4
Average number of personnel during the period	9 051	7 905	14.5	8 005
Average number of shares outstanding, basic	58 649 580	59 640 712	-1.7	59 608 990
Average number of shares outstanding, diluted	59 096 836	60 676 321	-2.6	60 507 038
Number of shares outstanding, at end of the period	58 881 420	60 048 980	-1.9	58 505 780

The period end exchange rates:	30.9.2008	30.09.2007	Change %	31.12.2007
USD - US dollar	1.464	1.418	-3.1	1.472
CAD - Canadian dollar	1.515	1.412	-6.8	1.445
GBP - Pound sterling	0.795	0.697	-12.3	0.733
CNY - Chinese yuan	10.026	10.643	6.2	10.752
SGD - Singapore dollar	2.086	2.107	1.0	2.116
SEK - Swedish krona	9.687	9.215	-4.9	9.442
NOK - Norwegian krone	8.268	7.719	-6.6	7.958
AUD - Australian dollar	1.766	1.607	-9.0	1.676

The period average exchange rates:	30.9.2008	30.09.2007	Change %	31.12.2007
USD - US dollar	1.522	1.344	-11.7	1.370
CAD - Canadian dollar	1.549	1.484	-4.2	1.468
GBP - Pound sterling	0.782	0.676	-13.5	0.684
CNY - Chinese yuan	10.634	10.299	-3.2	10.416
SGD - Singapore dollar	2.116	2.049	-3.2	2.063
SEK - Swedish krona	9.406	9.237	-1.8	9.249
NOK - Norwegian krone	7.983	8.062	1.0	8.016
AUD - Australian dollar	1.668	1.637	-1.8	1.635

CONTINGENT LIABILITIES AND PLEDGED

ASSETS

EUR million	30.9.2008	30.09.2007	31.12.2007
Contingent liabilities			
For own debts			
Mortgages on land and buildings	0.0	0.0	0.0
For own commercial obligations			
Pledged assets	0.1	1.2	0.3
Guarantees	223.1	227.9	255.3
Other contingent liabilities and financial liabilities			
Leasing liabilities			
Next year	26.1	16.0	24.1
Later on	62.3	55.4	63.7
Other	0.2	1.1	0.0
Total	311.8	301.6	343.5
Leasing contracts follow the normal practices in corresponding countries.			
Total by category			
Mortgages on land and buildings	0.0	0.0	0.0
Pledged assets	0.1	1.2	0.3
Guarantees	223.1	227.9	255.3
Other liabilities	88.6	72.5	87.9
Total	311.8	301.6	343.5

Contingent liabilities relating to litigations
Various legal actions, claims and other proceedings are pending against the Group in various countries. These actions, claims and other proceedings are typical for this industry and consistent with a global business offering that encompasses a wide range of products and services. These matters involve contractual disputes, warranty claims, product liability (including design defects, manufacturing defects, failure to warn and asbestos legacy), employment, vehicles and other matters involving claims of general liability. While the final outcome of these matters cannot be predicted with certainty Konecranes is of the opinion, based on the information available to date and considering the grounds presented for such claims, available insurance coverage and the reserves made, that the outcome of such actions, claims and other proceedings, if unfavorable, would not have a material, adverse impact on the financial condition of the Group.

NOMINAL AND FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS

EUR million	30.9. 2008 Nominal value	30.9. 2008 Fair value	30.09. 2007 Nominal value	30.09. 2007 Fair value	31.12. 2007 Nominal value	31.12. 2007 Fair value
Foreign exchange forward contracts	180.6	5.9	216.7	4.7	168.8	5.4
Electricity derivatives	1.8	0.3	1.4	0.2	0.9	0.3
Total	182.4	6.2	218.2	5.0	169.7	5.7

Derivatives are used for hedging currency and interest rate risks, as well as the risk of electricity price fluctuations. The Company applies hedge accounting on the derivatives used to hedge cash flows in Heavy Lifting projects.

ACQUISITIONS

At the end of January 2008 Konecranes strengthened its position in the machine tool service (MTS) business in Scandinavia acquiring the business of the Norwegian MTS company Eiker Automasjon AS. On March 6 Konecranes acquired the entire share capital of Eydimen 2000 S.L., the Spanish crane and service company. Prior to this transaction, Konecranes held 19.2 percent of the share capital in Eydimen. Also at the beginning of March Konecranes acquired additional 62.8 percent of the Finnish company Nostininnovaatiot Oy. Prior stake to this company was 17.4 percent. On March 31 Konecranes signed an agreement to exercise its options to raise its holding in the joint venture company Meiden Hoist System Company, Ltd of Japan from 49.0 to 65.0 percent. During the second quarter Konecranes made two acquisitions. In mid April Konecranes acquired Spanish company Ausió Sistemas de Elevación S.L. The company specializes in manufacturing, sales and service of Industrial cranes and hoists. Also in April Konecranes acquired the Ukrainian service company Craneservice Ukraine. During the third quarter Konecranes acquired three companies. In July Konecranes acquired two MTS companies in United Kingdom; K&B Europe Ltd. and K&B Machine Tool Services Ltd. and in Denmark the port crane service company Aarhus Maskinfabrik A/S.

The preliminary fair values of the identifiable assets and liabilities of the acquired businesses at the date of acquisitions are summarized below.

EUR million	30.9.2008 Recognized on acquisition	30.9.2008 Carrying value
Intangible assets	10.9	1.2
Tangible assets	1.5	1.5
Deferred tax assets	0.4	0.4
Inventories	7.8	7.2
Account receivables and other assets	15.6	16.4
Cash and bank	1.8	1.8
Total assets	38.1	28.5
Deferred tax liabilities	3.4	0.0
Account payables	10.0	10.0
Other liabilities	10.8	10.8
Minority interest	1.4	1.4
Total liabilities	25.4	22.1
Net assets	12.7	6.4
Acquisition costs	16.4	
Goodwill	3.7	
Cash outflow on acquisition		
Acquisition costs	16.4	
Cash flow of earlier interests in acquired businesses	-2.7	
Liabilities assumed	-1.8	
Acquisition costs paid in cash	11.9	
Cash and cash equivalents of acquired companies	-1.8	
Net cash flow arising on acquisition	10.1	

QUARTERLY FIGURES:
STATEMENT OF INCOME - IFRS, QUARTERLY

CONSOLIDATED EUR million	Q3/	Q2/	Q1/	Q4/	Q3/	Q2/	Q1/

	2008	2008	2008	2007	2007	2007	2007
Sales	520.4	492.4	439.2	522.8	424.4	422.0	380.5
Other operating income	0.5	1.3	0.6	0.8	0.6	18.2	0.7
Depreciation and impairments	-6.7	-6.5	-6.2	-6.9	-5.7	-5.9	-6.2
Other operating expenses	-445.3	-428.9	-388.7	-456.3	-373.8	-378.7	-344.3
Operating profit	69.0	58.3	45.0	60.4	45.5	55.6	30.8
Share of associates' and joint ventures' result	-0.8	0.2	0.2	0.1	0.4	0.5	-0.2
Financial income and expenses	-4.6	-5.9	1.1	-3.6	-4.3	-3.1	-3.2
Profit before taxes	63.5	52.6	46.3	56.9	41.5	53.0	27.4
Taxes	-18.1	-14.7	-13.0	-14.3	-12.0	-15.4	-8.0
Net profit for the period	45.4	37.9	33.3	42.6	29.5	37.6	19.5

CONSOLIDATED BALANCE SHEET - IFRS

EUR million	Q3/ 2008	Q2/ 2008	Q1/ 2008	Q4/ 2007	Q3/ 2007	Q2/ 2007	Q1/ 2007
ASSETS							
Goodwill	59.8	59.1	56.4	56.8	58.4	55.2	54.0
Other intangible assets	63.5	63.8	60.8	59.4	61.1	52.6	54.7
Property, plant and equipment	66.3	63.4	60.6	61.9	59.4	59.0	68.2
Other	42.9	38.6	36.6	40.0	43.3	43.8	45.1
Total non-current assets	232.4	224.8	214.4	218.0	222.2	210.6	221.9
Inventories	359.6	323.5	274.6	251.2	268.3	257.2	251.6
Receivables and other current assets	512.7	488.6	458.7	431.7	422.2	402.3	378.6
Cash and cash equivalents	75.1	77.3	59.7	56.0	57.3	62.0	62.0
Total current assets	947.4	889.4	793.0	738.9	747.8	721.6	692.3
Total assets	1 179.8	1 114.2	1 007.4	956.9	970.1	932.3	914.2
EQUITY AND LIABILITIES							
Total equity	354.6	302.0	261.6	280.8	287.1	259.2	218.0
Non-current liabilities	109.5	134.1	123.9	118.8	151.8	154.0	157.2
Provisions	41.8	38.8	35.9	37.2	30.5	27.3	27.3
Advance payments received	245.8	219.3	192.9	179.1	158.7	134.6	109.8
Other current liabilities	428.1	420.0	393.1	340.9	341.9	357.1	401.9
Total liabilities	825.2	812.2	745.8	676.1	682.9	673.0	696.2
Total equity and liabilities	1 179.8	1 114.2	1 007.4	956.9	970.1	932.2	914.2

CONSOLIDATED CASH FLOW STATEMENT - QUARTERLY

EUR million	Q3/ 2008	Q2/ 2008	Q1/ 2008	Q4/ 2007	Q3/ 2007	Q2/ 2007	Q1/ 2007
Cash flow before change in net working capital	76.0	64.9	51.1	67.2	51.0	43.8	36.7
Change in net working capital	-2.0	-29.9	-29.0	39.2	10.5	-13.1	-2.2
Financing items and taxes	-22.5	-20.9	-14.1	-9.5	-9.5	-18.4	-12.2
Net cash from operating activities	51.4	14.1	8.0	96.9	52.1	12.2	22.3
Cash flow from investing activities	-9.7	-14.5	-3.6	-6.4	-12.1	26.1	-12.0
Cash flow before financing activities	41.8	-0.4	4.4	90.5	40.0	38.3	10.3
Proceeds from options exercised and share issues	0.4	2.2	0.4	1.2	-0.1	3.6	2.0
Purchase of treasury shares	0.0	0.0	-2.5	-46.0	0.0	0.0	0.0
Change of interest-bearing debt	-45.3	15.1	50.0	-46.3	-28.7	-57.0	32.3
Dividends paid to equity holders of the parent	0.0	0.0	-46.8	0.0	0.0	0.1	-26.8
Dividends paid to minority interest	-0.1	0.0	0.0	0.0	0.0	0.0	0.0
Net cash used in financing activities	-45.0	17.3	1.1	-91.1	-28.8	-53.3	7.5
Translation differences in cash	1.0	0.8	-1.8	-0.7	-1.0	0.1	-0.1
Change of cash and cash equivalents	-2.2	17.6	3.8	-1.4	10.2	-14.9	17.7
Cash and cash equivalents at beginning of period	77.3	59.7	56.0	57.3	47.1	62.0	44.4
Cash and cash equivalents at end of period	75.1	77.3	59.7	56.0	57.3	47.1	62.0
Change of cash and cash equivalents	-2.2	17.6	3.8	-1.4	10.2	-14.9	17.7

QUARTERLY SEGMENT INFORMATION

EUR million Sales by Business Area	Q3/ 2008	Q2/ 2008	Q1/ 2008	Q4/ 2007	Q3/ 2007	Q2/ 2007	Q1/ 2007
Service	187.2	180.5	166.1	189.1	173.2	166.7	163.2

Standard Lifting	206.7	203.9	168.3	186.9	163.4	156.8	131.8
Heavy Lifting	160.5	144.8	134.2	184.4	115.0	125.8	110.6
./. Internal	-33.9	-36.8	-29.5	-37.6	-27.2	-27.2	-25.0
Total	520.4	492.4	439.2	522.8	424.4	422.0	380.5

Operating profit (EBIT) by Business Area without gain on the sale of real estate	Q3/ 2008	Q2/ 2008	Q1/ 2008	Q4/ 2007	Q3/ 2007	Q2/ 2007	Q1/ 2007
Service	27.1	23.5	22.2	27.6	24.7	21.1	18.5
Standard Lifting	38.1	34.9	26.8	29.0	25.1	21.9	14.3
Heavy Lifting	14.5	12.6	7.7	15.0	3.8	5.5	7.3
Group costs	-9.8	-10.6	-11.0	-12.2	-5.9	-10.2	-8.5
Consolidation items	-1.0	-2.0	-0.7	1.0	-2.3	-0.3	-0.7
Total	69.0	58.3	45.0	60.4	45.5	38.0	30.8

Orders received by Business Area	Q3/ 2008	Q2/ 2008	Q1/ 2008	Q4/ 2007	Q3/ 2007	Q2/ 2007	Q1/ 2007
Service 1)	170.1	172.6	156.1	152.4	154.8	157.2	159.0
Standard Lifting	223.1	244.8	222.2	184.2	188.2	187.5	183.4
Heavy Lifting	159.1	198.4	212.2	165.3	191.8	148.4	114.9
./. Internal	-36.3	-36.5	-28.2	-30.9	-28.4	-28.0	-27.8
Total	515.9	579.3	562.3	471.0	506.4	465.1	429.4
1) Excl. Service Contract Base							

Order book by Business Area	Q3/ 2008	Q2/ 2008	Q1/ 2008	Q4/ 2007	Q3/ 2007	Q2/ 2007	Q1/ 2007
Service	151.6	140.2	121.8	109.3	122.8	124.5	112.9
Standard Lifting	418.2	387.8	338.4	270.9	267.7	239.5	211.0
Heavy Lifting	531.7	528.0	476.5	406.1	434.3	360.9	336.0
./. Internal	-36.4	-28.3	-27.0	-28.4	-29.9	-25.1	-23.1
Total	1 065.2	1 027.7	909.7	757.9	794.8	699.8	636.8

Sales by market.	Q3/ 2008	Q2/ 2008	Q1/ 2008	Q4/ 2007	Q3/ 2007	Q2/ 2007	Q1/ 2007
Europe-Middle East-Africa (EMEA)	298.1	285.9	243.3	297.6	238.6	227.0	188.2
Americas (AME)	144.1	125.1	144.3	159.6	135.4	143.1	151.7
Asia-Pacific (APAC)	78.3	81.5	51.5	65.6	50.4	51.9	40.7
Total	520.4	492.4	439.2	522.8	424.4	422.0	380.5

Analyst and press briefing

A presentation for media and analysts will be held at Konecranes office in Helsinki at 12.00 noon Finnish time (address: Eteläesplanadi 22 B, inner court, 2nd floor). The event will be held in English and the interim report will be presented by Konecranes's President and CEO Pekka Lundmark and CFO Teo Ottola. The presentation material will be available on the Company's internet pages at www.konecranes.com after the release of this report.

The conference can also be viewed as a live webcast through the internet pages at www.konecranes.com. The archived webcast will be available on the internet pages later during the day.

Next report

Konecranes 2008 Financial Statements will be published on February 4, 2009.

Sender:
KONECRANES PLC

Sanna Päiväniemi
IR Manager

For further information, please contact:
Mr Pekka Lundmark, President and CEO, tel. +358 20 427 2000
Mr Teo Ottola, Chief Financial Officer, tel. +358 20 427 2040
Ms Sanna Päiväniemi, IR Manager, tel. +358 20 427 2050
Mikael Wegmüller,
Director, Marketing and Communications, tel. +358 20 427 2008

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 9,600 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Nordic Exchange Helsinki (symbol: KCR1V).

Distribution
Media
OMX Nordic Exchange Helsinki
www.konecranes.com

KONECRANES PLC STOCK EXCHANGE RELEASE OCTOBER 29, 2008 AT 1.15 P.M.

SHARE SUBSCRIPTIONS UNDER KONECRANES STOCK OPTIONS

A total of 46,416 new Konecranes shares have been subscribed with stock option rights under Konecranes' stock option plans as follows:

Stock option right	Shares	Subscription price (EUR/share)
1997	22,416	6.5175
2001B-series	6,000	8.50
2003C-series	18,000	6.25

Following these subscriptions the number of Konecranes Plc's shares will increase to 61,470,436 shares. The subscription price will be booked in its entirety to the paid in capital.

The new shares will be recorded in the Trade Register on or about November 3, 2008. The new shares will carry shareholders' rights from the date of registration. Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in the new shares will start on or about November 4, 2008.

The remaining outstanding stock options entitle to subscription of 2,553,284 shares. The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 9,600 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Nordic Exchange Helsinki (symbol: KCR1V).

KONECRANES PLC

Sanna Päiväniemi
Sijoittajasuhdepäällikkö

FURTHER INFORMATION
Konecranes Plc
Teo Ottola, Chief Financial Officer, tel. +358 20 427 2040

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

KONECRANES PLC STOCK EXCHANGE RELEASE NOVEMBER 3, 2008 AT 10.15 A.M.

INCREASE IN KONECRANES' NUMBER OF SHARES REGISTERED

The 46,416 new Konecranes shares subscribed for with the stock option rights under Konecranes 1997 stock option plan, B series stock option rights under 2001 stock option plan and the C series stock option rights under 2003 stock option plan have been recorded in the Trade Register on November 3, 2008.

Following these subscriptions the number of Konecranes Plc's shares will increase to 61,470,436 shares. The subscription price will be booked in its entirety to the paid in capital.

Trading in the new shares will start on or about November 4, 2008.

The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 9,600 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Nordic Exchange Helsinki (symbol: KCR1V).

KONECRANES PLC

Sanna Päiväniemi
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teo Ottola, Chief Financial Officer, tel. +358 20 427 2040

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

KONECRANES PLC STOCK EXCHANGE RELEASE NOVEMBER 5, 2008 AT 9.45 A.M.

KONECRANES' FINANCIAL INFORMATION IN 2009

Financial Statements 2008	February 4,2009
First quarter results	April 29, 2009
Second quarter results	July 29, 2009
Third quarter results	October 29,2009
Annual Report 2008	Week starting on February 23, 2009
Annual General Meeting 2009	March 12, 2009

Konecranes observes a silent period prior to the publication of its financial statements and interim reviews starting at the end of the quarter in question.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 9,600 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Nordic Exchange Helsinki (symbol: KCR1V).

KONECRANES PLC

Sanna Päiväniemi
IR Manager

FURTHER INFORMATION
Sanna Päiväniemi, IR Manager, tel. +358 20 427 2050

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

END